

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 6, 2006

Mr. Stephen J. Wuori
Group Vice President and Chief Financial Officer
Enbridge Inc.
3000 Fifth Avenue Place
425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

> **Re:** **Enbridge Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-15254**

Dear Mr. Wuori:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

Exhibit 99.4

1.   Please amend your filing to include the audit opinion issued by
        PricewaterhouseCoopers LLP dated February 1, 2006 on your financial
        statements as of December 31, 2005 and 2004 and for the three years ended
        December 31, 2005.

1. Summary of Significant Accounting Policies, page 4

Basis of Presentation, page 4

2.   We note your financial statements for the year ended December 31, 2004 includes
        15 months of results for Enbridge Gas Distribution Inc. and other gas distribution
        subsidiaries due to a change in fiscal year end from September 30, to December
        31. Generally the staff does not permit more than 12 months of operations to be
        included in consolidated statements. Please revise your financial statements and
        related disclosures to include only 12 months of activity within each fiscal year
        presented.

Asset Retirement Obligations, page 6

3.   You have disclosed that management expects to recover all costs retirement costs
        associated with regulated pipelines through tolls in future periods and such related
        liabilities would be offset by an asset. It is unclear if you have recorded the
        appropriate asset retirement obligation and capitalized asset cost in your financial
        statements presented in accordance with Canadian GAAP. Please tell us how you
        have accounted for these asset retirement obligations for regulated pipelines. In
        your response, please also address any differences in accounting under SFAS 143,
        paragraphs 19-21 of US GAAP and identify where you have accounted for such
        differences in your US GAAP reconciliation.

Comparative Amounts, page 8

4.   We note your disclosure of restated prior amounts to reflect a gross presentation
        of your marketing activities. Please expand your disclosure to provide further
        detail as to the nature of these activities and identify the Canadian and US GAAP
        accounting guidance you have relied upon in making this change in presentation.

5.   On a related note, we understand you contract for gas supply with certain
        customers under buy/sell arrangements. Tell us to what extent the restated
        amounts to reflect a gross presentation of revenue and costs relate to these

> arrangements. In your response, please support your accounting for such
> arrangements under Canadian and US GAAP. Tell us if you expect your
> presentation of such amounts to change under the guidance of EITF 04-13.

26. United States Accounting Principles, page 47

6.   It appears your disclosures in footnote 6 on page 49 to the reconciling tables
        presented in note 26 is incomplete. Please amend your filing to provide the
        complete footnote disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief